FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 19, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Delisting of Tenaris’s shares in Argentina to become effective on October 11, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2019

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Delisting of Tenaris’s shares in Argentina to become effective on October 11, 2019

Luxembourg, September 19, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”, or the “Company”) announced today that the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”) has authorized the delisting of the Company’s shares in Argentina, through a voluntarily withdrawal from listing pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the CNV, permitting the Company to delist without making a delisting public tender offer. The delisting of the Company’s shares in Argentina will become effective as of the close of business on October 10, 2019.

Through an “Hecho Relevante” announcement published today in Argentina in accordance with applicable CNV Rules, the Company informed the respective terms of the Selling Facility and the Migration Facility announced in its June 11, 2019 press release and the conditions and requirements for shareholders holding their shares through the global depositary and custodian for the Argentine stock market, Caja de Valores S.A. (“CVSA”), as of the delisting’s effective date to avail themselves of such facilities.

The Company also reported that, at the expiration of the period for its exercise on August 29, 2019, no shareholder of the Company eligible to do so had exercised the appraisal right provided for in article 22 of the articles of association of the Company.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.